FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Niño Ventures Inc.

1440 - 1166 Alberni Street

Vancouver, B.C., Canada V6E 3Z3

Item 2: Date of Material Change:

April 14, 2008

Item 3: News Release:

A news release dated and issued on April 14, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

El Niño Ventures 25,000 meter drill program underway in the Democratic Republic of Congo (DRC)

Item 5: Full Description of Material Change:

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First Reverse Circulation (RC) drill rig operational on April 12.

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Two more drill rigs slated to begin on May 1.

•

Follow-up drilling on high grade copper zone (3.5% Cu over 10 meters) started.

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Four new very prospective zones to be drill tested over the next 5 months.

April 14, 2008, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that their 2008, 25,000 meter drill program is underway in the DRC.

The company will drill a minimum of 25,000 meters over the next 5 months.  The Company will do a minimum of 12,500 meters of RC drilling and 12,500 meters of Diamond Drilling.  On April 12, 2008 the first RC drill rig started drilling the high grade copper zone where the company reported 3.5% Cu over ten meters in its initial drill program.

On May 1, 2008 two more drill rigs will be in operation.  One of the drill rigs will be a diamond drill and this rig will focus on the copper showing now being drilled with the first RC rig and drill test the full length of the anomaly which runs just over 3 kilometers.  When that drill rig is in operation the RC drill rigs will drill test 4 other areas of interest which have yet to be drill tested.  These areas are located on our land position.

Mr. Allan Lines, our Exploration Manager, has prepared the 2008 exploration and drill program in conjunction with Caracle Creek International Consulting Inc. (CCIC).  CCIC was retained by El Nino to review all the technical data and from that review the 2008 exploration program has been developed.

On our new acquisition announced in February 2008, airborne geophysics will be flown in the very near term, geochemical sampling will be carried out and later on in the season and we expect to drill test this permit.

Jean Luc Roy, President of El Nino states, “The dry season in the DRC is upon us and I am very pleased to announce the start of our extensive exploration and drilling program for 2008. We will follow up on promising results already obtained and we look forward to drill test other areas that show strong indicators on our permits. We are embarking on a very ambitious program and we will keep everyone up-to-date on the progress of our efforts in the DRC.  ”

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Toll Free 1.877.895.6466

Telephone +604.683.4886

Facsimile +604.683.4887

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 14th day of April 2008.